TERRASEED INC.

REVIEWED FINANCIAL STATEMENTS AND REPORT

FOR THE YEARS ENDED DECEMBER 31, 2019 AND DECEMBER 31, 2020

TERRASEED INC.

REVIEWED FINANCIAL STATEMENTS AND REPORT

FOR THE YEAR ENDED DECEMBER 31, 2020

5422 Washington rd,
Kenosha WI 53144
262-977-6500
accountant@smartsolutionscpa.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT TO THE SHAREHOLDERS OF TERRASEED INC.

We have reviewed the accompanying financial statements of Terraseed Inc. ('the Company') which comprise the balance sheet as of December 31, 2020, the related statement of operations, statement of changes in equity, cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

SMART·SOLUTIONS
Accounting, Audit and Tax Services

5422 Washington rd,
Kenosha WI 53144
262-977-6500
accountant@smartsolutionscpa.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT TO THE SHAREHOLDERS OF TERRASEED INC. (Continued)

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



Noman Tahir CPA
License: 27310-001
State of Wisconsin
July 26, 2021

TERRASEED INC.

BALANCE SHEET

AS AT DECEMBER 31, 2020

		2020		2019
Assets				
Current assets:				
Cash and cash equivalents	$	8,867	$	66,372
Accounts receivable		2,100		-
Inventories		36,438		4,283
Total current assets		47,405		70,655
Non-current assets:				
Intangible asset		430		526
Total non-current assets		430		526
Total assets	**$**	**47,835**	**$**	**71,181**
Liabilities and Equity				
Current liabilities				
Accrued and other liabilities	$	3,763	$	-
Total liabilities		**3,763**		**-**
Equity				
Owners' equity		121,145		85,055
Retained deficit		(77,073)		(13,874)
Total equity		44,072		71,181
Total liabilities and equity	**$**	**47,835**	**$**	**71,181**

The accompanying notes are an integral part of these financial statements.

TERRASEED INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

		2020		2019 (8 months)
Net sales	$	16,032		-
Cost of goods sold		13,266		-
Gross profit		2,766		-
Operating expenses:				
Marketing and selling expenses		3,438		1,234
Administrative and general expenses		62,527		12,650
Total operating expenses		65,965		13,884
Operating loss		**(63,199)**		**(13,884)**
Other income		-		10
Net loss	**$**	**(63,199)**	**$**	**(13,874)**

The accompanying notes are an integral part of these financial statements.

TERRASEED INC.

STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

	Owners' equity	Retained deficit	Total equity
Investment made during the period	$ 85,055	$ -	$ 85,055
Net loss for the period	-	(13,874)	(13,874)
Balance at December 31, 2019	**85,055**	**(13,874)**	**71,181**
Investment made during the year	36,090	-	36,090
Net loss for the year	-	(63,199)	(63,199)
Balance at December 31, 2020	**$ 121,145**	**$ (77,073)**	**$ 44,072**

The accompanying notes are an integral part of these financial statements.

TERRASEED INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020

	2020	2019 (8 months)
Operating activities:		
Net loss	$ (63,199)	$ (13,874)
Adjustment for:		
Amortization	96	24
Changes in operating assets and liabilities:		
(Increase) in accounts receivable	(2,100)	-
(Increase) in inventories	(32,155)	(4,283)
Increase in accrued and other liabilities	3,763	-
Net cash used in operating activities	(93,595)	(18,133)
Investing activities:		
Additions to intangible asset	-	(550)
Net cash used in investing activities	-	(550)
Financing activities:		
Investment by owners	36,090	85,055
Net cash provided by financing activities	36,090	85,055
Net (decrease) increase in cash and cash equivalents	**(57,505)**	**66,372**
Cash and cash equivalents at beginning of year / period	66,372	-
Cash and cash equivalents at end of year / period	**$ 8,867**	**$ 66,372**

The accompanying notes are an integral part of these financial statements.

Note 1 – Nature of operations

Terraseed Inc. ('the Company') was incorporated in the state of Colorado on May 6, 2019 and re-incorporated in the State of Delaware on January 14, 2021. The name of the Company was changed from 'Vegee LLC' to 'Terraseed Inc.' when the Company was re-incorporated. The Company's ownership structure is disclosed in note 3 to these financial statements.

The principal activities of the Company is trading of multivitamins supplements designed to resolve gaps in vegan diet.

Note 2 – Summary of significant accounting policies

Basis of Accounting

The preparation of these financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ materially from those estimates.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank.

Accounts receivable

Accounts receivables are from merchant processing companies on account of bill charged to customers but not credited in the bank account of the Company at the reporting date.

Inventories

The company values its inventories at the lower of cost or market, with cost determined by the first-in, first-out (FIFO) method. Inventories consist of goods purchased for resale. The Company records a write-down allowance at 5.78% of the closing inventory balance. The provision for obsolete inventory for the year ended December 31, 2020 was $2,153 which was charged into cost of goods sold for the year.

Intangible asset

Intangible asset is stated at cost less accumulated amortization and identified impairment losses, if any. Intangible assets with definite lives are amortized on a straight-line basis over their estimated useful lives of 6 years.

Revenue Recognition

Revenue is recognized when the performance obligation is satisfied at point of sale (POS) where customers execute the payment for goods purchased.

Note 2 – Summary of significant accounting policies (continued)

Refund liability

Expected returns of products sold are recorded as a reduction to revenue and recognition of refund liability based on analysis of historical experience.

Income Taxes

The Company is a Partnership Corporation. All of the Company's income and expenses are reported on the personal tax return of its partners. Accordingly, no income taxes have been recognized in these financial statements.

Loss contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Note 3 – Owner's equity

Name of Partners		2020		2019
Hava Horowitz	$	66,055	$	63,055
Maria Cebrian		55,090		22,000
	$	**121,145**	**$**	**85,055**

Note 4 – Intangible asset

		2020		2019
Cost	$	550	$	550
		550		550
Accumulated amortization		(120)		(24)
Net book value	**$**	**430**	**$**	**526**

Amortization expense for the year ended December 31, 2020 was $96 (2019: $24).

Note 5 – Commitments

There are no contingencies and commitments as on December 31, 2020.

Note 6 – Accrued and other liabilities

	2020	2019
Accrued expenses	$ 3,494	-
Refunds payable	269	-
	$ 3,763	**-**

Note 7 – Administrative and general expense

	2020	2019 (8 months)
Contractors	$ 45,241	$ 9,941
Subscription	4,663	562
Legal & Professional Services	3,764	-
Insurance	2,275	-
Design and Content Creation	2,239	814
Bank Charges & Fees	1,324	27
Event expenses	673	80
Printing and postage	637	-
Other	1,711	1,226
	$ 62,527	**$ 12,650**

Note 8 – Concentrations of credit risk

The financial instruments that potentially subject the Company to credit risk include cash at banks and accounts receivable. The Company's cash balances are maintained at reputed financial institutions and accounts receivable is mainly from merchant processing companies that are determined to be collectible. The Company believes that they are not exposed to any significant credit risk.